



03012531

SEC. ___ AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 50125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Trading Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Mizner Park Boulevard, #523
                            (No. and Street)

Boca Raton   FL   33432
    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Wayne Yagman   561-672-4853
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
                  (Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd, Suite 300E	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Wayne Yagman_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as
of ___December 31_____, 20 _02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC TRADING PARTNERS, INC.

FINANCIAL STATEMENTS

December 31, 2002

ATLANTIC TRADING PARTNERS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, Florida 33432

We have audited the accompanying statement of financial condition of Atlantic Trading Partners, Inc., (an S Corporation) as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Trading Partners, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 10, 2003

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	2,222
Receivable from broker-dealers and clearing organizations		47,138
Interest Receivable		1,360
Marketable Securities, at Market Value		189,441
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $7,245		1,349
Deposit and Other		428
	$	241,938

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	12,865

Commitments

STOCKHOLDER'S EQUITY

Common Stock, Par Value $.01 Per Share; Authorized	
1,000,000 Shares; Issued 216,700 Shares	2,167
Additional Paid-in Capital	205,509
Retained Earnings	21,397
Total Stockholder's Equity	229,073

	$	241,938

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE

Trading Income	$	571,582
Interest Income		28,783
		600,365

EXPENSES

Employee Compensation and Benefits	249,504
Clearance Fees	152,696
Communications and Data Processing	31,391
Interest	6,570
Occupancy	9,910
Other Expenses	62,699
	512,770

Net Income	$	87,595

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficiency)		Total
Balance, January 1, 2002	$	2,167	$	205,509	$	(45,698)	$ 161,978
Net Income						87,595	87,595
Distributions						(20,500)	(20,500)
Balance, December 31, 2002	$	2,167	$	205,509	$	21,397	$ 229,073

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	87,595
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities:		
Depreciation		946
Change in Assets and Liabilities:		
(Increase) Decrease In:		
Receivable from broker-dealers and clearing organizations		6,928
Marketable Securities		(76,091)
Interest Receivable		(617)
Increase (Decrease) In:		
Accounts Payable		3,584
Net Cash Provided By Operating Activities		22,345
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture and Office Equipment		(1,700)
Decrease in Deposit and Other		42
Net Cash Used In Investing Activities		(1,658)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Stockholder		(20,500)
Increase in Cash		187
Cash:		
Beginning		2,035
Ending	$	2,222
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	6,570

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES

Nature of Business

Atlantic Trading Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primary on an accelerated basis over the estimated useful lives of the respective assets, generally five to seven years.

Marketable Securities

Increase or decrease in net unrealized appreciation or depreciation of marketable securities owned is credited or charged to operations and is included in Trade Income in the statement of income.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents that are not held for sale in the ordinary course of business.

NOTE 2:   RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002, consist of brokers receivable of $47,138 and interest receivable of $1,360.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to the broker-dealers ($0 at December 31, 2002) are normally collateralized by securities owned by the Company.

NOTE 3:   MARKETABLE SECURITIES

Marketable securities owned consist of trading securities at market values as follows:

Obligations of U.S. government	$ 182,832
Corporate bonds, debentures, and notes	6,342
Corporate stocks	267
	$ 189,441

NOTE 4:   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5:   CONTRACTUAL COMMITMENTS

The Company leases its office space and office amenities under a leasing agreement dated November 1, 1999, which expired December 31, 2002. The lease provided for a monthly base rental of $779. The lease agreement was renewed for a term of one year, expiring December 31, 2003. The renewal provides for a monthly base rental of $826. Total rent expense for the year ended December 31, 2002 was $9,910. At December 31, 2002, minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31, 2003 $ 9,912

NOTE 6:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $219,467, which was $119,467 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, Florida

We have audited the accompanying financial statements of Atlantic Trading Partners, Inc. (an S Corporation) as of and for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 10, 2003

Goldstein Lewin & Co.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ATLANTIC TRADING PARTNERS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS
Accounts Payable $ 12,865

NET CAPITAL
Total Stockholder's Equity from the Statement of Financial $ 229,073
    Condition

Deductions:
  Total Nonallowable Assets   2,077

       Net Capital Before Haircuts on Securities Positions   226,996

HAIRCUTS ON SECURITIES POSITIONS:
  Obligations of U.S. Government   7,489
  Corporate Stock   40

          7,529

Net Capital $ 219,467

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Required Net Capital $ 100,000

Excess Net Capital at 1500% $ 119,467

Excess Net Capital at 1000% $ 218,181

Ratio of Aggregate Indebtedness to Net Capital $ .06 to 1%

ATLANTIC TRADING PARTNERS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	211,467
Audit Adjustment to Reduce Accrued Liabilities		8,000
Net Capital Per Above	$	219,467

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2002 to December 31, 2002, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION
UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Atlantic Trading Partners, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Atlantic Trading Partners, Inc.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, Management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 10, 2003

Goldstein Lewin & Co.

G110